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                       REPORT OF NORMAL COURSE ISSUER BID

(SUBSECTION 189.1.3 OF THE REGULATION RESPECTING SECURITIES (QUEBEC))

1. NAME AND ADDRESS OF THE OFFEREE COMPANY: Stantec Inc. 10160 - 112th Street Edmonton, Alberta T5K 2L6

2.    NAME AND ADDRESS OF THE OFFEROR:

      Stantec Inc.
      (as above)

3. DESIGNATION OF THE SECURITIES THAT ARE SUBJECT TO THE BID: Common Shares - CUSIP No. 85472N 10 9

4.    DATE OF THE BID: June 1, 2004 to May 31, 2005

5. MAXIMUM NUMBER OF SECURITIES SOUGHT BY THE OFFEROR FOR EACH CLASS OF SECURITIES SUBJECT TO THE BID: 554,388 common shares, representing approximately 3% of the common shares outstanding as at May 15, 2004.

6.    VALUE, EXPRESSED IN CANADIAN DOLLARS, OF THE CONSIDERATION OFFERED PER
      SECURITY:

      Common shares will be purchased through the facilities of the Toronto Stock Exchange. The price paid for the common shares will be the market price of such common shares t the time of acquisition.

7. FEE PAYABLE IN RESPECT OF THE BID, AS CALCULATED UNDER SECTION 271.4(1) OF THE REGULATION RESPECTING SECURITIES (QUEBEC): A fee of $850 accompanies this report.

Date: June 4, 2004                      STANTEC INC.

                                        By: /s/ JEFFREY S. LLOYD
                                           ---------------------------------
                                           JEFFREY S. LLOYD
                                           Vice President & Secretary